Keystone Consolidated Industries, Inc.
Three Lincoln Centre
5430 LBJ Freeway, Suite 1740
Dallas, Texas  75240
(972) 458-0028

October 4, 2007

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Attention:              Mr. John Cash
Accounting Branch Chief

cc:                        Mr. Bret Johnson
                         Division of Corporation Finance

RE:           Keystone Consolidated Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 1-3919

Dear Mr. Cash:

Reference is made to the Staff’s letter dated September 20, 2007 (the “Comment Letter”), which sets forth comments of the Staff regarding the above referenced Form 10-K.  We have responded to the Comment Letter as follows.

Note 1 – Summary of significant accounting policies, page F-10
Corporate expense, page F-13

1.  We note your response to prior comment 2, wherein you reference our review of your December 31, 2002 10-K.  We further note the changes you implemented to your segment reporting and to the format of your statement of operations, which included the segregation of operating and non-operating income and expenses in accordance with Rule 5-03 of Regulation S-X.  In future filings, please provide a reconciliation from the total of your reportable segments’ measure of profit and loss, which appears to be operating income, to your consolidated income before income taxes and not income before income taxes and reorganization items, in accordance with paragraph 32(b) of SFAS 131.  In future filings your statement of operations should include unallocated corporate expenses as a component of operating income.

As requested, in future filings we will provide a reconciliation from our reportable segments’ measure of profit and loss (operating income) to our consolidated income before income taxes rather than to income before income taxes and reorganization items, and we will also include unallocated corporate expenses as a component of operating income.  In addition, for consistency purposes we will reclassify any prior periods included in such future filings to conform both the reconciliation and the classification of corporate expenses to the current year presentation.

If you have any questions regarding our response to the Comment Letter, please feel free to call me at (972) 458-0028.

Sincerely,

Keystone Consolidated Industries, Inc.

By: /s/ Bert E. Downing, Jr.
       Bert E. Downing, Jr.,
Vice President, Chief Financial Officer,
Corporate Controller, and Treasurer